

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via Email</u>
Alexander Long
Chief Executive Officer
Success Exploration & Resources, Inc.
21 Souriqouis Street
Chatham, Ontario N7M 2T1

> **Re:** **Success Exploration & Resources, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-167001**
> **Filed July 7, 2011**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Revise your filing to ensure that the disclosure throughout the document is consistent. For example, we note that the breakdown of anticipated expenditure tables on pages 17 and 26 do not match.

Cover Page of Prospectus

2.   We note your response to our prior comment 5 from our letter dated March 25, 2011 and to our prior comment 3 from our letter dated May 3, 2011 and reissue the comment. In the Offering Proceeds table, we note the "(1)" and "(2)" at the end of the "Total Offering Expenses" and "Net Proceeds from Offering" rows, respectively. Please clarify to what information these notations refer or remove the "(1)" and "(2)" as you proposed in your response to our comments.

Summary Financial Information, page 5

3.   Your disclosure here, and within your consolidated statement of operations on page F-4, presents basic loss per share for the year ended May 31, 2010 as ($0.00). It appears such amount should be ($0.01). Please advise and revise if necessary.

Use of Proceeds, page 16

4.   We note your response to our prior comment 10 from our letter dated May 3, 2011 and that the statement referenced in the comment has not been removed from the top of page 28. Please revise your filing. In that regard, we reiterate that to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 25

Liquidity and Capital Resources, page 28

5.   Within the discussion of cash from financing activities on page 29 you disclose that "We did not receive any cash from financing activities during the six months ended May 31, 2011 except for notes payable from related party totaling $13,576." Please revise to clarify if your discussion is for the year ended May 31, 2011, or the six months ended May 31, 2011. We further note the amount of notes payable from related parties of $13,576 does not match the amount presented in the table. Please advise and revise if necessary.

General

6.   Please obtain and file a consent from your independent registered public accounting firm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759, or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        John Dolkart, Esq.